FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of OCTOBER , 2002
                                         ---------

                              IMA Exploration Inc.
                 (Translation of registrant's name into English)

                                     0-30464
                                (SEC File Number)

     #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
              Form 20-F       X         Form 40-F
                        -------------             --------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                       No       X
                      --------------           -------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        IMA Exploration Inc.
                                        (Registrant)

Date  October 25, 2002                  By       /s/ William Lee
     --------------------------              -----------------------------------
                                              (Signature)*
                                        Name:   William Lee
                                              ----------------------------------
                                        Title:     Director
                                              ----------------------------------

     *Print the name and title of the signing officer under his signature.



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                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act


                             MATERIAL CHANGE REPORT

              Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
        Section 75(2) of the Securities Act, Ontario (the "Ontario Act")


1.   Reporting Issuer

     The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #709 - 837 West Hastings Street
     Vancouver, BC
     V6C 3N6
     Phone:  (604) 687-1828

2.   Date of Material Change

     October 25, 2002

3.   Press Release

     A press release dated October 25, 2002, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4.   Summary of Material Change(s)

     Please see attached press release for details.

5.   Full Description of Material Change

     Please see attached press release for full details.

6. Reliance on Section 85(2) of the British Columbia Act, Section 118(2) of the Alberta Act and Section 75(3) of the Ontario Act

     Not Applicable




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                                      - 2 -


7.   Omitted Information

     Not Applicable

8.   Senior Officer

     The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     William Lee
     Chief Financial Officer
     Phone:  (604) 687-1828

9.   Statement of Senior Officer

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 25th day of October, 2002.




                           /s/ William Lee
                           -----------------------------------------------------
                           William Lee, Chief Financial Officer

                              IMA Exploration Inc.

                      Suite 709 - 837 West Hastings Street
               Terminal City Club Tower, Vancouver, B.C. V6C 3N6
        Tel: 604-687-1828 o fax: 604-687-1858 o toll free: 800-901-0058
       Internet: www.imaexploration.com, e-mail: INFO@IMAEXPLORATION.COM
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)
                           OTC Bulletin Board: IMXPF
                           TSX Venture Exchange: IMR


--------------------------------------------------------------------------------

NEWS RELEASE                                                    October 25, 2002

                        IMA's Las Bayas Program Completed
                              Patagonia, Argentina

IMA Exploration Inc. is pleased to announce that Phase I exploration has been completed on its Las Bayas gold project. The work program on Las Bayas focused on a 4.5 x 1.5 kilometer area of intense quartz veining within a gold mineralized corridor that extends over 10 kilometers in length. The mineralized area identified fits the well defined Esquel geological model for the upper levels of a high-grade low-sulphidation epithermal gold vein system. The Esquel gold deposit in Patagonia is 3.8 million ounces of gold and 6.9 million ounces of silver, and was purchased in July 2002 for US$230M by Meridian Gold.

The exploration program consisted of detailed geological mapping of the epithermal system, rock chip sampling of outcropping veins, and an extensive soil grid over the entire 4.5 x 1.5 km area. More than 30 individual veins, with varying widths up to 22 metres, have been located to date, and all of these have potential to host significant gold concentrations at depth. The surface geological environment that has been identified on Las Bayas, is typical of regional high-grade low-sulphidation epithermal gold vein systems, as evidenced by values of gold, silver, and pathfinder elements.

At Las Bayas high pathfinder element values (As up to 1,146 ppm, Hg up to 23,700 ppb), combined with vein textures mapped and defined petrographically, indicate a present erosional surface above the predicted gold zone within the epithermal system. The Company's geologists believe that the boiling level and associated `Bonanza-style' precious metal mineralization can be intersected 50 to 100 metres below the present surface. Geologically, the veins at Las Bayas show strong similarities to many surface exposures at the Esquel deposit where much of its resource has been defined at depths of 50 to 150 metres.

Samples from a high priority target within Las Bayas, the "Bola Vein", have been submitted for re-assay, and these results will be released as soon as they become available. Highlights from Las Bayas rock sampling (excluding the Bola
Vein) are outlined below:


Sample       Width (m)      Gold (g/t)    Silver (g/t)      Gold Equivalent
                                                               (Au+Ag/70)

2487         1.65           1.56          16.4                    1.79
2493         1.25           4.20          7.6                     4.31
2497         1.05           2.83          6.6                     2.92
2500         2.0            1.33          13.8                    1.53
M96          grab           3.79          71.9                    4.82
M521         3.75           2.96          10.4                    3.11
M524         grab           1.73          12.7                    1.91

The Company's geological team conducting the exploration program in the region are highly experienced, and have an intimate knowledge of the local geology. The exploration team includes: Paul Lhotka, Ph.D., P.Geo., who has extensive experience in low sulphidation epithermal gold vein systems; Sergio Kain, B.Sc., who was a member of Brancote Holdings PLC's geological team that made the Esquel discovery; and Daniel Bussandri, B.Sc., a local Argentine geologist with substantial experience in the Patagonia region.

The Esquel and Cerro Vanguardia gold deposits in Patagonia, both of which are large low sulphidation epithermal gold vein systems, have highlighted the potential for discoveries of similar styles of mineralization within this largely unexplored region. IMA has been evaluating exploration prospects in Patagonia since July 2000, and now holds a 100% interest with no underlying royalties in 750 square kilometres of highly prospective gold projects in Patagonia.

IMA is a pioneer and veteran of Argentina's mining exploration industry and is well positioned to take advantage of highly prospective gold projects as they become available. The Company's network of contacts has been developed over the past 10 years, enabling IMA to quickly identify new opportunities and negotiate advantageous terms.

ON BEHALF OF THE BOARD

"Dr. Gerald Carlson"
---------------------------
Dr. Gerald G. Carlson

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at HTTP://WWW.IMAEXPLORATION.COM. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.


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